Exhibit 99.3

HEXINDAI INC.

PROXY CARD

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF HEXINDAI INC. FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 28, 2018.

The undersigned, a holder of                             ordinary shares of Hexindai Inc., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of this annual general meeting of shareholders of the Company (the “AGM”) (the “Notice”) and proxy statement, and hereby appoints                              (insert name) or failing him/her, Mr. Xiaobo An, the chairman of the board of directors of the Company, (the “Proxy”) with full power to each of substitution, as our duly authorized proxy with full power to attend the AGM on behalf and in the name of the undersigned, to represent the undersigned at the AGM to be held at the Conference Room, 5th Floor, Block C, Shimao, No. 92 Jianguo Road, Chaoyang District, Beijing 100020, People’s Republic of China at 10:00 a.m. (Beijing Time) on December 28, 2018 and at any adjournment thereof, and to vote all the aforesaid ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below (or if no voting instructions are specified by the undersigned below, at the discretion of the Proxy) and (ii) in the discretion of the Proxy upon such other business as may properly come before the AGM, all as set forth in the Notice and in the proxy statement furnished therewith.

This Proxy Card must be signed by the person registered in the register of members of the Company at the close of business on November 26, 2018 (Cayman Islands Time).  In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted at the discretion of the Proxy “FOR” the following proposal:

Proposal: Ratification of the appointment of Deloitte Touch Tohmatsu as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2019.

For	Against	Abstain
☐	☐	☐

Dated: , 2018

Shareholder Name:

Signature

NOTES:

1.              A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.  Please insert the name of the person(s) of your own choice that you wish to appoint proxy in the space provided, failing which Mr. Xiaobo An, the chairman of the board of directors of the Company, will be appointed as your proxy.

2.              Whether or not you propose to attend the AGM in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of Ms. Xiaoqin Ma, Corporate Secretary, Hexindai Inc., 12th Floor, Block C, Shimao, No. 92 Jianguo Road, Chaoyang District, Beijing 100020, People’s Republic of China, +86 10 5357 9731, as soon as possible and in any event not later than 48 hours before the time for holding the AGM or any adjourned meeting.

3.              If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

4.              This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

5.              If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6.              Returning this completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish and in such event, the proxy shall be deemed to be revoked. If you plan to attend the AGM, please notify us of your intentions. This will assist us with meeting preparations.

7.              Any alterations made to this form must be initialed by you.